UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-26330

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ASTEA INTERNATIONAL INC.
(Exact Name of Registrant as Specified in Its Charter)
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Astea International Inc.

240 Gibraltar Road

Horsham, Pennsylvania 19044

(215 682-2500)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value of $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

____________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

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EXPLANATORY NOTE

On December 10, 2019, pursuant to the Agreement and Plan of Merger, dated as of October 7, 2019 (the “Merger Agreement”), by and among IFS Americas, Inc., (the “Parent”), IFS Amber, Inc., a wholly owned subsidiary of Parent (the “Merger Sub”), and Astea International Inc., (the “Registrant”), Merger Sub merged with and into the Registrant, with the Registrant surviving the merger as a wholly owned subsidiary of Parent.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Astea International Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2019

ASTEA INTERNATIONAL INC.

By:	Astea International Inc.

By:	/s/ Marne Martin
Name:	Marne Martin
Title:	President and Chief Executive Officer